KELSO TECHNOLOGIES INC.

Consolidated Financial Statements
For the year ended August 31, 2012
(Expressed in US Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE DIRECTORS AND SHAREHOLDERS OF KELSO TECHNOLOGIES INC.

We have audited the accompanying consolidated financial statements of Kelso Technologies Inc., which comprise the consolidated statements of financial position as at August 31, 2012, August 31, 2011, and September 1, 2010, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended August 31, 2012 and August 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Kelso Technologies Inc. as at August 31, 2012, August 31, 2011, and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012 and August 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements, which describes matters and conditions that indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern.

Chartered Accountants

Vancouver, British Columbia
December 12, 2012

Kelso Technologies Inc.
Consolidated Statements of Financial Position
(Expressed in US Dollars)

	August 31,	August 31,	September 1,
	2012	2011	2010
		(Note 18)	(Note 18)
Assets
Current
Cash	$2,582	$1,457,934	$266,472
Accounts receivable	877,526	337,562	133,921
HST receivable	26,577	92,551	27,128
Prepaid expenses	82,999	45,755	16,586
Inventory (Note 7)	1,196,465	251,171	-

	2,186,149	2,184,973	444,107
Patent (Note 9)	29,472	34,557	34,619
Property and equipment (Note 8)	336,627	242,743	-
Deferred product costs	117,932	81,252	-
Deposit	19,166	15,640	-

	$2,689,346	$2,559,165	$478,726

Liabilities
Current
Accounts payable and accrued liabilities	$747,411	$251,937	$183,179
Due to related parties (Note 11)	16,362	17,000	104,396
Note payable (Note 13)	-	-	70,320

	763,773	268,937	357,895

Shareholders’ Equity
Capital Stock (Note 10)
Common shares (Note 10 (a))	14,495,094	13,639,786	7,992,984
Subscriptions received	-	919	-
Share-based payments reserve	1,405,523	1,347,740	634,933
(Note 10 (b))
Accumulated other comprehensive loss	-	-	(6,478)
Deficit	(13,975,044)	(12,698,217)	(8,500,608)

	1,925,573	2,290,228	120,831

	$2,689,346	$2,559,165	$478,726

Approved on behalf of the Board:

“William Troy” (signed)
William Troy, Director

“James R. Bond” (signed”)
James R. Bond, Director

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Changes in Equity
For the years ended August 31, 2012 and 2011
(Expressed in US Dollars)

					Accumulated
	Capital stock			Share-based	other
	Number		Share	payments	comprehensive
	of shares	Amount	subscriptions	reserve	loss	Deficit	Total

Balance, September 1, 2010	21,778,383	$7,992,984	$-	$634,933	$(6,478)	$(8,500,608)	$120,831
Private placement for cash	8,952,400	2,769,314	-	-	-	-	2,769,314
Share issue costs	-	(207,720)	-	-	-	-	(207,720)
Exercise of options	18,000	4,369	-	-	-	-	4,369
Fair value of options exercised	-	2,884	-	(2,884)	-	-	-
Share subscriptions received	-	-	-	-	-	-	-
Adjustment required for functional currency	-	2,622,623	-	104,639	6,478	(2,733,740)	-
Exercise of warrants	2,257,500	455,332	919	-	-	-	456,251
Share-based payments	-	-	-	611,052	-	-	611,052
Loss for the year	-	-	-	-	-	(1,463,869)	(1,463,869)

Balance, August 31, 2011	33,006,283	13,639,786	919	1,347,740	-	(12,698,217)	2,290,228
Exercise of warrants	3,553,300	818,341	(919)	-	-	-	817,422
Exercise of options	100,000	23,618	-	-	-	-	23,618
Fair value of options exercised	-	13,349	-	(13,349)	-	-	-
Share-based payments	-	-	-	71,132	-	-	71,132
Loss for the year	-	-	-	-	-	(1,276,827)	(1,276,827)

Balance, August 31, 2012	36,659,583	$14,495,094	$-	$1,405,523	$-	$(13,975,044)	$1,925,573

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended August 31, 2012 and 2011
(Expressed in US Dollars)

	2012	2011

Revenues	$2,233,807	$1,326,024
Cost of Goods Sold	1,673,434	1,006,062

Gross Profit	560,373	319,962

Expenses
Management fees (Note 11)	392,490	258,193
Consulting and investor relations	212,601	147,943
Marketing	197,066	43,161
Research	155,073	110,922
Administrative salaries	146,894	217,895
Office and general	132,746	118,690
Rent	117,617	45,818
Travel	100,163	60,290
Accounting and legal	97,708	143,466
Foreign exchange loss (gain)	75,587	(37,696)
Share-based payments (Notes 10 (b) and 11)	71,132	611,052
Insurance	31,397	5,139
Automobile	24,323	20,939
License fees	21,506	31,370
Telephone	17,493	2,925
Bank charges	13,137	13,661
Gain on settlement of debt	(14,764)	(25,362)
Amortization of equipment and patent	45,031	15,425

	1,837,200	1,783,831

Net Loss and Comprehensive Loss for the Year	$(1,276,827)	$(1,463,869)

Basic and Diluted Loss Per Share	$(0.04)	$(0.05)

Weighted Average Number of Common Shares Outstanding	34,379,896	28,072,327

See notes to consolidated financial statements

Kelso Technologies Inc.
Consolidated Statements of Cash Flows
For the years ended August 31, 2012 and 2011
(Expressed in US Dollars)

	2012	2011

Operating Activities
Net loss	$(1,276,827)	$(1,463,869)
Items not involving cash
Amortization of equipment and patent	42,239	15,425
Gain on settlement of debt	(14,764)	(25,362)
Share-based payments	71,132	611,052

	(1,178,220)	(862,754)

Changes in non-cash working capital
Accounts receivable	(539,964)	(203,641)
HST receivable	65,974	(65,423)
Prepaid expenses and deposit	(40,770)	(44,809)
Inventory	(942,502)	(251,171)
Accounts payable and accrued liabilities	495,474	68,758
Due to related parties	14,126	(62,035)

	(947,662)	(558,321)

Cash Used in Operating Activities	(2,125,882)	(1,421,075)

Investing Activities
Deferred product costs	(36,680)	(81,252)
Property and equipment	(133,830)	(258,106)

Cash Used in Investing Activities	(170,510)	(339,358)

Financing Activities
Issue of and subscription for common shares, net of share issue costs	841,040	3,022,215
Note payable	-	(70,320)

Cash Provided by Financing Activities	841,040	2,951,895

Inflow (Outflow) of Cash	(1,455,352)	1,191,462
Cash, Beginning of Year	1,457,934	266,472

Cash, End of Year	$2,582	$1,457,934

Supplemental Cash Flow Information (Note 16)

See notes to consolidated financial statements

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

1.	NATURE OF OPERATIONS

Kelso Technologies Inc. (the “Company”) designs, engineers, markets, produces and distributes various proprietary pressure relief valves and manway securement systems designed to reduce the risk of environmental harm due to non-accidental events in the transportation of hazardous commodities via railroad tank cars. The Company trades on the

TSX Venture Exchange (“TSX-V”) under the symbol “KLS”. The Company’s head office is located at 7773 118A Street, Delta, British Columbia, V4C 6V1.

2.	GOING CONCERN

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has experienced significant operating losses of $1,276,827 (2011 - $1,463,869) during the year ended August 31, 2012, and as at August 31, 2012 has an accumulated deficit of $13,975,044 (August 31, 2011 - $12,698,217; September 1, 2010 - $8,500,608) and working capital of $1,422,376 (August 31, 2011 - $1,916,036; September 1, 2010 - $86,212).

The application of the going concern concept is dependent upon the Company’s ability to satisfy its liabilities as they become due. The Company plans to generate the necessary resources to finance operations by way of a combination of sales of its products and issuance of equity securities through private placements.

The consolidated financial statements do not reflect adjustments to the amounts and classifications of assets and liabilities that would be necessary if the going concern assumption were not appropriate.

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL

REPORTING STANDARDS (“IFRS”)

(a) Statement of compliance

These consolidated financial statements are prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared under the historical cost basis, except for financial instruments classified as available-for-sale (“AFS”) and fair value through profit or loss (“FVTPL”). These consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements are the Company’s first IFRS annual financial statements. Previously, the Company prepared its consolidated financial statements in accordance with pre-changeover Canadian generally accepted accounting principles (“GAAP”). The impact of the transition from Canadian GAAP to IFRS is explained in note 18. IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied.

The significant accounting policies set out in note 4 have been applied consistently to all periods presented and in the preparation of the opening consolidated statement of financial position at September 1, 2010 (note 18) for purposes of transition to IFRS.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

	(b)	Functional and presentation currency

Effective August 31, 2011, the Company changed its functional currency to the United States dollar (USD) from the Canadian dollar (CAD). This is a result of the Company’s increased exposure to the USD through increased operational activity and sales in the US. As a result, the Company has determined that the functional currency effective August 31, 2011 is the USD.

In accordance with IAS 21 Foreign Exchange, the Company is required to translate all amounts for the August 31, 2011 consolidated statement of financial position into the new functional currency using the exchange rate in effect at the date of the change. For the presentation currency change affecting the September 1, 2010 consolidated statement of financial position, IAS 21 requires that all amounts be presented for comparative purposes in US dollars using the current rate method whereby all revenues, expenses and cash flows are translated at average rates that were in effect during those periods and all assets and liabilities are translated at the closing rate in effect at the year-end. Equity transactions have been translated at historic rates. The exchange difference resulting from the translation is included in accumulated other comprehensive loss presented in shareholders’ equity.

The change in reporting currency resulted in the following impact on the September 1, 2010 opening consolidated statement of financial position with $6,478 foreign exchange loss on consolidation charged to accumulated other comprehensive loss:

			Reported at
			September 1,
	Reported at	Presentation	2010, in USD
	September 1,	currency	presentation
	2010, in CAD	change	currency

Total current assets	$473,664	$(29,557)	$444,107
Total assets	$510,587	$(31,861)	$478,726
Total current liabilities	$381,714	$(23,819)	$357,895
Total liabilities	$381,714	$(23,819)	$357,895
Equity	$128,873	$(8,042)	$120,831

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

	(b)	Functional and presentation currency (Continued)

The change in functional currency resulted in the following impact on the August 31, 2011 consolidated statement of financial position:

			Reported at
			August 31,
	Reported at	Functional	2011, in USD
	August 31,	currency	functional
	2011, in CAD	change	currency

Total current assets	$2,140,032	$44,941	$2,184,973
Total assets	$2,506,527	$52,638	$2,559,165
Total current liabilities	$263,404	$5,533	$268,937
Total liabilities	$263,404	$5,533	$268,937
Equity	$2,243,123	$47,105	$2,290,228

During the year ended August 31, 2011, the consolidated statement of changes in equity included adjustments of: $2,622,623 to capital stock, $104,639 to share-based payments reserve and $6,478 to accumulated other comprehensive loss, with a total of $2,733,740 offset to deficit. This was due to equity transactions translated at the exchange rate in effect at the date of the change of functional currency whereas previously these amounts were translated at historic rates.

(c)	Use of estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Significant areas requiring the use of management estimates include:

(i)

The determination of the fair value of stock options and warrants using stock pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate.

(ii)

The determination of deferred income tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts and, therefore, do not necessarily provide certainty as to their recorded values.

	(iii)	The assessment of the Company's ability to continue as a going concern involves judgment regarding future funding available for its product development and working capital requirements.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

	(c)	Use of estimates and judgments (Continued)

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

	(d)	Approval of the consolidated financial statements

The consolidated financial statements of Kelso Technologies Inc. for the year ended August 31, 2012 were approved and authorized for issue by the Board of Directors on December 12, 2012.

	(e)	New accounting pronouncements

All of the new and revised standards described below may be early-adopted.

IFRS 9 Financial Instruments (2009)

IFRS 9 introduces new requirements for classifying and measuring financial assets, as follows:

Debt instruments meeting both a “business model” test and a “cash flow characteristics” test are measured at amortized cost (the use of fair value is optional in some limited circumstances)
Investments in equity instruments can be designated as “fair value through other comprehensive income” with only dividends being recognized in profit or loss
All other instruments (including all derivatives) are measured at fair value with changes recognized in the profit or loss.

The concept of “embedded derivatives” does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

This standard is only applicable if it is optionally adopted for annual periods beginning before January 1, 2015. For annual periods beginning on or after January 1, 2015, the Company must adopt IFRS 9 (2010).

IFRS 9 Financial Instruments (2010)

This is a revised version of IFRS 9 incorporating revised requirements for the classification and measurement of financial liabilities, and carrying over the existing de-recognition requirements from IAS 39 Financial Instruments: Recognition and Measurement.

The revised financial liability provisions maintain the existing amortized cost measurement basis for most liabilities. New requirements apply where an entity chooses to measure a liability at FVTPL; in these cases, the portion of the change in fair value related to changes in the entity's own credit risk is presented in other comprehensive income (loss) rather than within profit or loss.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

	(e)	New accounting pronouncements (Continued)

IFRS 9 Financial Instruments (2010) (Continued)

This standard applies to annual periods beginning on or after January 1, 2015 and supersedes IFRS 9 (2009). However, for annual reporting periods beginning before January 1, 2015, an entity may early-adopt IFRS 9 (2009) instead of applying this standard.

IFRS 13 Fair Value Measurement

This IFRS standard defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value.

IFRS 13 applies when another IFRS requires or permits fair value measurements or disclosures about fair value measurements (and measurements, such as fair value less costs to sell, based on fair value or disclosures about those measurements). With some exceptions, the standard requires entities to classify these measurements into a “fair value hierarchy” based on the nature of the inputs:

Level 1 - quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date
Level 2 - inputs other than quoted market prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3 - unobservable inputs for the asset or liability.

Entities are required to make various disclosures depending upon the nature of the fair value measurement (e.g., whether it is recognized in the financial statements or merely disclosed) and the level in which it is classified.

This standard applies to annual reporting periods beginning on or after January 1, 2013.

Amendments to IFRS 12 Income Taxes

Deferred Tax: Recovery of Underlying Assets (Amendments to IAS 12) amends IAS 12

Income Taxes to provide a presumption that recovery of the carrying amount of an asset measured using the fair value model in IAS 40 Investment Property will, normally, be through sale.

As a result of the amendments, SIC-21 Income Taxes — Recovery of Revalued Non- Depreciable Assets would no longer apply to investment properties carried at fair value. The amendments also incorporate into IAS 12 the remaining guidance previously contained in SIC-21, which is accordingly withdrawn.

Applicable to annual periods beginning on or after January 1, 2012.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

3.	BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (Continued)

	(e)	New accounting pronouncements (Continued)

Amendments to IFRS 7 Financial Instruments: Disclosures

Disclosures — Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) amends the disclosure requirements in IFRS 7 Financial Instruments: Disclosures to require information about all recognized financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation.

The amendments also require disclosure of information about recognized financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32.

Applicable to annual periods beginning on or after January 1, 2013 and interim periods within those periods.

Amendments to IAS 32 Financial Instruments: Presentation

Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) amends IAS 32 Financial Instruments: Presentation to clarify certain aspects because of diversity in application of the requirements on offsetting, focused on four main areas:

		-	The meaning of “currently has a legally enforceable right of set-off”
		-	The application of simultaneous realization and settlement
		-	The offsetting of collateral amounts
		-	The unit of account for applying the offsetting requirements.

Applicable to annual periods beginning on or after January 1, 2014.

4.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with IFRS and are stated in USD, which is the Company’s functional and reporting currency. The following is a summary of significant accounting policies.

	(a)	Basis of presentation and consolidation

The consolidated financial statements include the accounts of the Company and its integrated wholly-owned subsidiaries, Kelso Technologies (USA) Inc. and Kelso Innovative Solutions Inc., both are Nevada, USA, corporations. Intercompany transactions and balances have been eliminated.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(b)	Property and equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated over the estimated useful life of the property and equipment on a declining- balance basis at the following rates:

Building	– 4%
Leasehold improvements	– 20%
Production equipment	– 20%
Vehicles	– 30%

Leasehold improvements are amortized on a straight-line basis over the lease term. In the year of acquisition, amortization is recorded based on one-half of annual amortization.

(c)	Research and development

Research costs are expensed as incurred. Product and technology development costs, which meet the criteria for deferral and are expected to provide future benefits with reasonable certainty, are deferred and amortized over the estimated life of the products or technology. In 2011 the Company commenced deferring development costs associated with the manway securement systems. In the year of deferral of product costs, the Company does not record amortization.

(d)	Patent costs

Patents are capitalized and amortized on a straight-line basis over their 13-year protective term. The patents are tested for impairment on an annual basis or when events occur that may indicate impairment. If there are indications of impairment, the unamortized balance is charged to operations in the period.

(e)	Revenue recognition

Revenues are recognized when the risks and rewards of ownership have passed to the customer based on the terms of the sale, collection of the relevant receivable is probable, evidence of an arrangement exists and the sales price is fixed or determinable. Risk and rewards of ownership pass to the customer upon shipment or upon invoicing depending on the agreement with the customer. Provisions for sales discounts, returns and miscellaneous claims from customers are made at the time of sale.

(f)	Inventory

Inventory components include raw materials and supplies used to assemble valves and manway covers, as well as finished valves and manway covers. All inventories are recorded at the lower of cost and net realizable value on a first-in, first-out basis. The stated value of all inventories includes raw materials and supplies purchase and assembly costs, and attributable overhead and amortization. A regular review is undertaken to determine the extent of any provision for obsolescence.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(g)	Income taxes

Income tax expense, consisting of current and deferred tax expense, is recognized in the consolidated statements of operations. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

	(h)	Foreign currency translation

The accounts of foreign operations are translated into USD as follows:

(i)	Monetary assets and liabilities, at the rate of exchange in effect at the statement of financial position date;

(ii)	Non-monetary assets and liabilities, at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities; and

(iii)	Revenue and expense items (excluding amortization, which is translated at the same rate as the related asset), at the rate of exchange prevailing at the transaction date.

Gains and losses arising from translation of foreign currency are included in the determination of net loss.

(i)	Earnings (loss) per share

The Company presents basic earnings (loss) per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings (loss) per share. Under this method the dilutive effect on earnings per share is calculated on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds of such exercise would be used to purchase common shares at the average market price during the period. However, the calculation of diluted loss per share excludes the effects of various conversions and exercise of options and warrants that would be anti- dilutive.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(j)	Share-based payments

The Company grants share options to acquire common shares of the Company to directors, officers, employees and consultants. The fair value of share-based payments to employees is measured at grant date, using the Black-Scholes option pricing model, and is recognized over the vesting period for employees using the graded vesting method. Fair value of share-based payments for non-employees is recognized and measured at the date the goods or services are received based on the fair value of the goods or services received. If it is determined that the fair value of goods and services received cannot be reliably measured, the share-based payment is measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model.

For both employees and non-employees, the fair value of share-based payments is recognized as an expense with a corresponding increase in option reserves. The amount recognized as expense is adjusted to reflect the number of share options expected to vest. Consideration received on the exercise of stock options is recorded in capital stock and the related share-based payment in option reserves is transferred to capital stock. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

	(k)	Capital stock

Proceeds from the exercise of stock options and warrants are recorded as capital stock in the amount for which the option or warrant enabled the holder to purchase a share in the Company. Capital stock issued for non-monetary consideration is valued at the closing market price at the date of issuance. The proceeds from the issuance of units are allocated between common shares and warrants based on the residual value method. Under this method, the proceeds are allocated first to capital stock based on the fair value of the common shares at the time the units are priced and any residual value is allocated to the warrants reserve. Consideration received for the exercise of warrants is recorded in capital stock and the related residual value is transferred to capital stock.

	(l)	Cash

Cash consists of cash at banks and on hand.

	(m)	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments

		(i)	Financial assets

The Company classifies its financial assets in the following categories: FVTPL, held- to-maturity investments, loans and receivables, and available-for-sale (“AFS”). The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of assets at recognition. All financial instruments are required to be measured at fair value on initial recognition. Measurement in subsequent periods is dependent upon the classification of the financial instrument.

Financial assets at fair value through profit or loss

Financial assets are classified as FVTPL when the financial asset is held-for-trading or is designated as FVTPL. A financial asset is classified as FVTPL when it has been acquired principally for the purpose of selling in the near future, it is a part of an identified portfolio of financial instruments that the Company manages and has an actual pattern of short-term profit-taking or if it is a derivative that is not designated and effective as a hedging instrument. Upon initial recognition, attributable transaction costs are recognized in profit or loss when incurred. Financial instruments at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Cash is included in this category of financial assets.

Held-to maturity investments

Held-to-maturity financial assets are non-derivative financial assets measured at amortized cost that management has the intention and ability to hold to maturity.

Loans and receivables

Trade receivables, loans and other receivables that have fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Loans and receivables are initially recognized at the transaction value and subsequently carried at amortized cost less impairment losses. The impairment loss on receivables is based on a review of all outstanding amounts at period-end. Bad debts are written off during the year in which they are identified. Interest income is recognized by applying the effective interest rate method.

Available-for-sale financial assets

AFS financial assets are non-derivative financial assets that are either designated as AFS or not classified in any of the other financial asset categories. Changes in the fair value of AFS financial assets other than impairment losses are recognized as other comprehensive income (loss) and classified as a component of equity. The Company has not classified any financial assets as AFS.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

		(i)	Financial assets (Continued)

Effective interest method

The effective interest method calculates the amortized cost of a financial asset and allocates interest income over the corresponding period. The effective interest rate is the rate that discounts estimated future cash receipts over the expected life of the financial asset or, where appropriate, a shorter period, to the net carrying amount on initial recognition.

Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at each period-end. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include the following:

significant financial difficulty of the issuer or counterparty;
default or delinquency in interest or principal payments; or
it has become probable that the borrower will enter bankruptcy or financial reorganization.

For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of the estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of all financial assets, excluding trade receivables, is directly reduced by the impairment loss. The carrying amount of trade receivables is reduced through the use of an allowance account. When a trade receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease relates to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss. On the date of impairment reversal, the carrying amount of the financial asset cannot exceed its amortized cost had impairment not been recognized.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

4.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	(n)	Financial instruments (Continued)

		(ii)	Financial liabilities

The Company classifies its financial liabilities in the following categories: as FVTPL or other financial liabilities.

Fair value through profit or loss

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized in profit or loss.

Other financial liabilities

Other financial liabilities are non-derivatives and are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost using the effective interest rate method. Any difference between the amounts originally received, net of transaction costs, and the redemption value is recognized in profit or loss over the period to maturity using the effective interest method. Other financial liabilities are classified as current or non-current based on their maturity date.

Other financial liabilities are classified as current or non-current based on their maturity date. Financial liabilities include trade accounts payable, other payables, deferred credits and loans.

Derivative financial liabilities

Derivatives, including separated embedded derivatives, are classified as held-for- trading and recognized at fair value with changes in fair value recognized in profit or loss unless they are designated as effective hedging instruments.

		(iii)	Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significance of inputs used in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly
Level 3:	Inputs for assets or liabilities that are not based on observable market data.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

5.	CAPITAL MANAGEMENT

The Company considers its capital to be comprised of shareholders’ equity.

The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

6.	FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

Credit risk;
Liquidity risk; and
Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution. With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s concentration of credit risk and maximum exposure thereto is $2,582 (August 31, 2011 - $1,457,934; September 1, 2010 - $266,472) in cash and $877,526 (August 31, 2011 - $337,562; September 1, 2010 - $133,921) in accounts receivable.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

6.	FINANCIAL INSTRUMENTS (Continued)

	(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At August 31, 2012, the Company has $2,582 (August 31, 2011 - $1,457,934; September 1, 2010 - $266,472) of cash to settle current liabilities with the following due dates: accounts payable of $747,411 (August 31, 2011 - $251,937; September 1, 2010 - $183,179) are due within three months and; due to related party balances of $16,362 (August 31, 2011 - $17,000; September 1, 2010 - $104,396) are due on demand. The Company closed a private placement subsequent to year-end (note 17).

	(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii) Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in CAD. The Company does not manage currency risk through hedging or other currency management tools.

As at August 31, 2012 and 2011, the Company’s net exposure to foreign currency risk is as follows (in CAD):

	2012	2011
Net assets	$49,130	$1,422,305

Based on the above, assuming all other variables remain constant, a 1.5% weakening or strengthening of the USD against the CAD would result in approximately $740 (August 31, 2011 - $nil) foreign exchange loss or gain in the consolidated statements of operations.

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

7.	INVENTORY

	2012	2011
Finished goods	$528,188	$210,375
Raw materials and supplies	668,277	40,796
	$1,196,465	$251,171

8.	PROPERTY AND EQUIPMENT

			Leasehold	Production
	Land	Building	improvements	equipment	Vehicles	Total

Cost
Balance, September 1, 2010	$-	$-	$-	$-	$-	$-
Additions	12,146	116,314	25,643	98,375	-	252,478
Adjustment for functional currency change	256	2,443	537	2,066	-	5,302

Balance, August 31, 2011	12,402	118,757	26,180	100,441	-	257,780
Additions	156	44,335	6,430	55,235	27,674	133,830

Balance, August 31, 2012	$12,558	$163,092	$32,610	$155,676	$27,674	$391,610

Accumulated Amortization
Balance, September 1, 2010	$-	$-	$-	-	$-	$-
Charge for year	-	2,326	2,564	9,838	-	14,728
Adjustment for functional currency change	-	49	54	206	-	309

Balance, August 31, 2011	-	2,375	2,618	10,044	-	15,037
Charge for year	-	5,446	5,259	25,090	4,151	39,946

Balance, August 31, 2012	$-	$7,821	$7,877	35,134	$4,151	$54,983

Carrying Value
September 1, 2010	$-	$-	$-	$-	$-	$-
August 31, 2011	$12,402	$116,382	$23,562	$90,397	$-	$242,743
August 31, 2012	$12,558	$155,271	$24,733	$120,542	$23,523	$336,627

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

9.	PATENT AND ROYALTY OBLIGATION

Patent

Cost
Balance, September 1, 2010	$37,504
Effect of functional currency change	3,336

Balance, August 31, 2011	40,840
Additions	-

Balance, August 31, 2012	$40,840

Accumulated Amortization
Balance, September 1, 2010	$2,885
Effect of functional currency change	513
Charge for year	2,885

Balance, August 31, 2011	6,283
Charge for year	5,085

Balance, August 31, 2012	$11,368

Carrying Value
September 1, 2010	$34,619
August 31, 2011	$34,557
August 31, 2012	$29,472

The Company is obligated to pay a 5% royalty from sales of their manway securement systems. During the year ended August 31, 2012, there were no revenues from sales of the manway securement systems. The Company also holds a number of other patents, which have been fully amortized as at August 31, 2012.

10.	CAPITAL STOCK

Authorized:

Unlimited Class A non-cumulative, preference shares without par value, of which 5,000,000 are designated Class A, convertible, voting, preference shares

Unlimited common shares without par value

Issued:

(a) Common shares

No common shares were issued for private placements during the year ended August 31, 2012.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

10.	CAPITAL STOCK (Continued)

	(a)	Common shares (Continued)

Private placements – August 31, 2011

(i)

On December 22, 2010, the Company completed a private placement of 6,938,000 units at a price of CAD$0.25 per unit for gross proceeds of $1,754,273. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at CAD$0.35 until December 22, 2012. The Company issued 14,400 common shares to agents valued at CAD$0.25 per share for a fair value of $3,641 and paid $115,885 in finder’s fees.

(ii)

On July 25, 2011, the Company completed a private placement of 2,000,000 units at a price of CAD$0.50 per unit for gross proceeds of $1,011,400. Each unit consists of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at CAD$0.70 until July 25, 2013. The Company paid $88,194 in finder’s fees.

	(b)	Stock options

The Company has a stock option plan (the “Plan”) available to employees, directors, officers and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 10% of the Company's issued and outstanding common shares. Each option can be exercised to acquire one common share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant less a specified discount dependent on the market price.

Options to purchase common shares have been granted to directors, employees and consultants as follows:

Exercise
Price	Expiry	August 31, 2012		August 31, 2011
(CAD)	Date	Outstanding	Exercisable	Outstanding	Exercisable

$0.24	December 7, 2011	-	-	143,000	143,000
$0.70	January 31, 2012	-	-	114,286	114,286
$0.52	February 2, 2012	-	-	300,000	75,000
$0.70	November 8, 2012*	58,213	58,213	58,213	58,213
$0.70	May 26, 2013	10,929	10,929	10,929	10,929
$0.24	December 7, 2013	250,000	250,000	250,000	125,000
$0.55	February 9, 2014	150,000	150,000	150,000	75,000
$0.65	November 25, 2014	150,000	75,000	-	-
$0.24	June 2, 2015	600,000	600,000	600,000	450,000
$0.25	June 14, 2015	-	-	300,000	225,000
$0.24	October 4, 2015	554,000	554,000	554,000	259,000
$0.58	July 22, 2016	420,000	420,000	420,000	420,000
$0.58	August 25, 2016	100,000	100,000	100,000	100,000
$0.70	October 7, 2019	28,571	28,571	28,571	28,571
		2,321,713	2,246,713	3,028,999	2,083,999

*	Subsequent to the year-end, these options expired unexercised.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

10.	CAPITAL STOCK (Continued)

	(b)	Stock options (Continued)

A summary of the Company’s stock options as at August 31, 2012 and 2011 and changes for the years then ended are as follows:

		Weighted
		Average
		Exercise
		Price
	Number	(CAD)

Outstanding, September 1, 2010	1,411,999	$0.31
Granted	1,935,000	$0.40
Cancelled	(300,000)	$0.24
Expired	(18,000)	$0.24
Outstanding, August 31, 2011	3,028,999	$0.38
Granted	150,000	-
Expired/Cancelled	(757,286)	$0.42
Exercised	(100,000)	$0.24
Outstanding, August 31, 2012	2,321,713	$0.38

The weighted average contractual life for the remaining options at August 31, 2012 is 2.8 (2011 - 3.3) years. During the year ended August 31, 2012, the Company raised $23,618 through the exercise of 100,000 share purchase options (2011 - $4,369 through the exercise of 18,000 share purchase options); $13,349 was reclassified from contributed surplus to capital stock for the fair value of these options (2011 - $2,884).

Share-based payments

Share-based payments of $71,132 (2011 - $611,052) was recognized in the year ended August 31, 2012 for stock options issued and the vesting of options issued in the prior year.

The fair value of stock options is determined using the Black-Scholes option pricing model with assumptions as follows:

	2012	2011

Risk-free interest rate (average)	1.09%	1.85%
Estimated volatility (average)	115%	123%
Expected life	2.35 years	3.7 years
Expected dividend yield	-	-
Grant date fair value per option	$0.39	$0.31

Option pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

10.	CAPITAL STOCK (Continued)

	(c)	Share purchase warrants

As at August 31, 2012 and 2011, the Company has share purchase warrants outstanding entitling the holders to acquire common shares as follows:

Exercise		Outstanding				Outstanding
Price	Expiry	August 31,				August 31,
(CAD)	Date	2011	Issued	Exercised	Expired	2012

$1.05**	October 31, 2014	1,059,029	-	-	-	1,059,029
$0.18	May 25, 2012	2,182,500	-	2,182,500	-	-
$0.25	August 31, 2012	496,800	-	496,800	-	-
$0.35	December 22, 2012	3,244,000	-	874,000	-	2,370,000
$0.70	July 25, 2013	1,000,000	-	-	-	1,000,000

		7,982,329	-	3,553,300	-	4,429,029

Exercise		Outstanding				Outstanding
Price	Expiry	August 31,				August 31,
(CAD)	Date	2010	Issued	Exercised	Expired	2011

$0.70	September 17, 2010	671,710	-	-	671,710	-
$0.70	July 2, 2011	1,535,154	-	-	1,535,154	-
$0.70	October 31, 2014	1,059,029	-	-	-	1,059,029
$0.18	May 25, 2012	4,135,000	-	1,952,500	-	2,182,500
$0.25	August 31, 2012	576,800	-	80,000	-	496,800
$0.35	December 22, 2012	-	3,469,000	225,000	-	3,244,000
$0.70	July 25, 2013	-	1,000,000	-	-	1,000,000

		7,977,693	4,469,000	2,257,500	2,206,864	7,982,329

**	Exercisable at $1.05 from October 31, 2011 until October 30, 2012, at $2.10 from October 31, 2012 until October 30, 2013 and at $5.25 from October 31, 2013 until October 30, 2014.

During the year ended August 31, 2012, the Company raised $818,341 through the exercise of 3,553,300 share purchase warrants (2011 - $455,332 through the exercise of 2,257,500 share purchase warrants).

11.	RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. These amounts of key management compensation are included in the amounts shown on the consolidated statements of operations:

	2012	2011
Management fees	$392,490	$258,193
Share-based payments*	$17,071	$332,525

*Share based-payments consists of the related parties’ portion of the fair value of options granted calculated using the Black-Scholes option pricing model.

These transactions are in the normal course of operations and are measured at their fair value.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

11.	RELATED PARTY TRANSACTIONS (Continued)

As at August 31, 2012, amounts due to related parties, which are unsecured and have no interest or specified terms of payments, are $16,362 (August 31, 2011 - $17,000; September 1, 2010 - $104,396) for reimbursement of expenses to a director of the Company. These amounts are due on demand.

12.	COMMITMENT

The Company is committed to making the following payments for base rent on its lab in Lisle, Illinois.

	2013	2014	Total
Lab rental cost	$41,874	$10,532	$52,406

13.	NOTE PAYABLE

The $70,320 note payable was due to a former officer of the Company. The note was unsecured and non-interest-bearing with repayment terms of a minimum rate of $4,688 per month beginning April 16, 2010, or as soon thereafter as funds are available to the Company, and the same amount every month thereafter or sooner if funds permit. The full amount was repaid during the year ended August 31, 2011.

14.	INCOME TAXES

As at August 31, 2012, the Company has accumulated non-capital losses for tax purposes in Canada of approximately $5,683,000 that may be carried forward to apply against future years' income for income tax purposes. The losses expire as follows:

2014	$165,000
2015	701,000
2026	502,000
2027	625,000
2028	704,000
2029	619,000
2030	130,000
2031	997,000
2032	1,240,000

$5,683,000

The Company has approximately $14,000 in non-capital losses in the US that may be applied against future taxable income (expiring in 2025 or later). Additionally, the Company has net capital losses of approximately $137,000 that can be applied against future net capital gains. These losses can be carried forward indefinitely.

Effective January 1, 2011, the Canadian federal corporate tax rate decreased from 18.0% to 16.5% and the British Columbia provincial tax decreased from 10.5% to 10.0%. The overall reduction in tax rates has resulted in a decrease in the Company’s statutory tax rate from 28.5% to 26.5%.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

14.	INCOME TAXES (Continued)

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at August 31, 2012 and 2011 are presented below:

	2012	2011

Non-capital losses carried forward	$36,778	$28,879
Excess of carrying value of deferred product costs over tax basis	(29,483)	(20,313)
Excess of carrying value of patent over tax basis	(7,295)	(8,566)

Unrecognized deductible temporary differences	$-	$-

Significant unrecognized tax benefits and unused tax losses for which no deferred tax asset is recognized as of August 31 are as follows:

	2012	2011

Non-capital losses carried forward
Canada	$5,575,484	$4,462,876
United States	13,639	13,639
Excess of undepreciated capital cost over carrying value of fixed assets	65,084	23,800
Excess of accumulated exploration expenditures over carrying value of mineral properties	144,912	145,925
Capital losses (Canada)	75,232	76,214
Share issue costs	168,172	236,217

Unrecognized deductible temporary differences	$6,042,523	$4,958,671

Income tax expense differs from the amount that would be computed by applying the Canadian statutory income tax rate of 26.50% (2011 - 27.17%) to income before income taxes.

A reconciliation of income taxes at statutory rates with reported taxes is as follows:

	2012	2011

Net loss for year	$(1,276,827)	$(1,463,869)
Statutory income tax rate	26.50%	27.17%

Income tax benefit computed at statutory tax rate	(338,359)	(397,733)
Items not deductible for income tax purposes	18,850	166,920
Change in timing differences	22,455	(49,878)
Impact of foreign exchange on tax assets and liabilities	8,476	(85,031)
Effect of change in tax rate	17,615	22,086
Unused tax losses and tax offsets not recognized	270,963	343,636

Deferred income tax expense (recovery)	$-	$-

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

15.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

16.	SUPPLEMENTAL CASH FLOW INFORMATION

	2012	2011

Non-cash financing activities	$-	$2,397
Amortization of property and equipment allocated to cost of sales	$-	$167
Amortization of property and equipment allocated to inventory	$2,792	$-
Interest paid	$-	$-
Income taxes paid	$-	$-

17.	EVENTS AFTER THE REPORTING PERIOD

(a) The Company raised CAD $18,550 pursuant to the exercise of 53,000 share purchase warrants.

(b)

The Company completed a private placement for gross proceeds of $1,197,000. The Company issued 1,995,000 units, each unit consisted of one common share and one-half of one share purchase. One whole warrant and $0.80 will allow the holder thereof to purchase an additional common share until September 28, 2014.

18.	FIRST-TIME ADOPTION OF IFRS

The Company’s consolidated financial statements for the year ended August 31, 2012 are the first annual consolidated financial statements prepared in accordance with IFRS. IFRS 1 requires that comparative financial information be provided. As a result, the first date at which the Company applied IFRS was September 1, 2010 (the “Transition Date”). IFRS 1 provides for certain optional exemptions and certain mandatory exceptions for first-time IFRS adoption.

Prior to transition to IFRS, the Company prepared its consolidated financial statements in accordance with pre-changeover Canadian GAAP.

The IFRS 1 applicable exemption and exception applied in the conversion from pre- changeover Canadian GAAP to IFRS are as follows:

Optional Exemption

Share-based payment transactions

The Company has elected not to retrospectively apply IFRS 2 Share-based Payment to equity instruments that were granted and had vested before the Transition Date. The Company did not have any unvested outstanding equity instruments as of the Transition Date.

KELSO TECHNOLOGIES INC.
Notes to Consolidated Financial Statements
For the Years Ended August 31, 2012 and 2011
(Expressed in US Dollars)

18.	FIRST-TIME ADOPTION OF IFRS (Continued)

Mandatory Exception

Estimates

The estimates previously made by the Company under pre-changeover Canadian GAAP were not revised for the application of IFRS except where necessary to reflect any difference in accounting policy or where there was objective evidence that those estimates were in error. As a result the Company has not used hindsight to revise estimates.

As part of the Company’s transition to IFRS, the Company is required to restate comparative information that was previously reported under Canadian GAAP in accordance with IFRS. In addition, the Company is required to reconcile certain balances reported under Canadian GAAP to those reported under IFRS. The specific reconciliations required are:

	August 31,	September 1,
Total Equity Reconciliation	2011	2010

Total equity per Canadian GAAP	$2,290,228	$120,831
Total equity per IFRS	$2,290,228	$120,831

Year
ended
August 31,
Total Comprehensive Loss or Income Reconciliation	2011
Comprehensive loss per Canadian GAAP	$(1,463,869)
Comprehensive loss per IFRS	$(1,463,869)

Management has determined that the adoption of IFRS has not resulted in any adjustments to these balances as reported previously under Canadian GAAP. There are no differences between IFRS and Canadian GAAP in connection with the Company’s consolidated statement of cash flows for the year ended August 31, 2011, accordingly, no reconciliation is provided.